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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Ascent Solar Technologies, Inc.
(Name of Issuer)
Common Shares, par value $0.0001
(Title of Class of Securities)
043635101
(CUSIP Number)
Einar Glomnes
Norsk Hydro ASA
Drammensveien 264
N-0240 Oslo, Norway
+47 (0) 2253 8100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
George Karafotias
Shearman & Sterling LLP
Broadgate West, 9 Appold Street
London EC2A 2AP, United Kingdom
+44 (0) 20 7655 5576
March 13, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.	Security and Issuer.
     This Amendment No. 4 to Schedule 13D amends the statement on Schedule 13D originally filed by Norsk Hydro ASA (“Norsk Hydro”) and Norsk Hydro Produksjon AS (“Produksjon”) on March 23, 2007 and amended on June 18, 2007, August 17, 2007 and October 15, 2007 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, par value $0.0001 per share (the “Shares”), of Ascent Solar Technologies, Inc., a Delaware corporation (the “Company”).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following text after the second paragraph of Item 6:

“Produksjon and the Company executed Amendment No. 1 to Securities Purchase Agreement, dated as of March 3, 2008 (the “Amendment”), which clarified and confirmed the intent of the parties that the Tranche 2 Call Option may be exercised by the Investor in full or in part and from time to time, provided that the conditions set forth in the Securities Purchase Agreement are satisfied. A copy of the Amendment is attached as Exhibit F hereto. The description of the Amendment contained herein is qualified in its entirety by reference to Exhibit F, which is incorporated herein by reference.”

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement, dated March 22, 2007, between Norsk Hydro ASA and Norsk Hydro Produksjon AS

F	Amendment No. 1 to Securities Purchase Agreement, dated as of March 3, 2008, between Ascent Solar Technologies, Inc. and Norsk Hydro Produksjon AS

Page 2 of 4 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:
March 14, 2008

NORSK HYDRO ASA
/s/ Jørgen C. Arentz Rostrup
Name:	Jørgen C. Arentz Rostrup
Title:	Senior Vice President

NORSK HYDRO PRODUKSJON AS
/s/ Jørgen C. Arentz Rostrup
Name:	Jørgen C. Arentz Rostrup
Title:	Chief Executive Officer

Page 3 of 4 Pages

EXHIBIT INDEX

Exhibit No.	Description
A	Joint Filing Agreement, dated March 22, 2007, between Norsk Hydro AS and Norsk Hydro Produksjon AS

F	Amendment No. 1 to Securities Purchase Agreement, dated as of March 3, 2008, between Ascent Solar Technologies, Inc. and Norsk Hydro Produksjon AS

Page 4 of 4 Pages